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                                                                    Exhibit 11




          KAHLER REALTY CORPORATION AND SUBSIDIARIES

        Statement Re Computation of Per Share Earnings
            For Fiscal Year Ended December 31, 1995
       (Dollars in Thousands, except per share amounts)




                                                                         Fully
                                               Primary EPS           Diluted EPS

Weighted average number of common
  shares outstanding                             4,210,549             4,210,549

Common Stock equivalents due to
  assumed exercise of options                      118,820               144,432

Total Shares                                     4,329,369             4,354,981


Net Income                                       $   3,017             $   3,017



Income Per Share                                 $     .70             $     .69
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